EXHIBIT 99.1

CONSOLIDATED MERCANTILE INCORPORATED

Consolidated Mercantile Incorporated announces Redemption of Class A Shares

Toronto, February 19, 2010 – Consolidated Mercantile Incorporated (TSX: CMC; OTC: “CSLMF.PK”) today announced it has exercised its right to redeem, on February 19, 2010, all 315,544 of its issued and outstanding Class A Shares.  The Corporation will pay to or to the order of the registered holders of the Class A Shares the redemption price of $0.44 per Class A Share, upon presentation and surrender of the certificate(s) for such Class A Shares at the principal offices of Computershare Investor Services Inc. in Toronto.  Formal notice of redemption has been delivered to the registered holders of the Class A Shares in accordance with the terms and conditions of those shares.

The redemption is part of CMC’s ongoing management of its capital.

Consolidated Mercantile Incorporated is a management holding company which effects its strategy through investment in, management of and merchant banking to its core strategic industries.

For further information, please contact:
Stan Abramowitz, Secretary
(416) 920-0500